Form of Letter from the Fund to Limited Partners

in Connection with Acceptance of Offers to Tender

Exhibit E

Form of Letter from the Fund to Limited Partners in

Connection with Acceptance of Offers of Tender

December 13, 2012

Dear Limited Partner:

Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”) has received your request to tender all or some, as the case may be, of your limited partner interest in the Fund (an “Interest”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Interests collectively tendered by all limited partners pursuant to the tender offer which commenced on October 17, 2012 (the “Offer”) exceeds the maximum aggregate amount of Interests which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of December 31, 2012) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Interest, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of your purchased Interest (or portion thereof) based on the unaudited net asset value of the Fund as of December 31, 2012, in accordance with the terms of the Offer. Cash in the amount of the initial payment due under the Note will be wire-transferred no later than January 30, 2013, unless the valuation date of the Interests in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2012 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2012.

You remain a limited partner of the Fund with respect to your Interest (or portion thereof) which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (610) 260-7600, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Morgan Stanley Institutional
Fund of Hedge Funds LP

Enclosure